Consolidated Financial Statements

Freerolls Entertainment, Inc.
For the Years Ended December 31, 2018 and 2017
With Independent Accountant's Review Report

FREEROLLS ENTERTAINMENT, INC.

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Freerolls Entertainment, Inc.

I have reviewed the accompanying consolidated financial statements of Freerolls Entertainment, Inc., which comprises the balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income, changes in stockholders' deficit, and cash flows for the periods then ended, and the related consolidated notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A Hamza

Plano, Texas
October 5, 2019

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Freerolls Entertainment, Inc.

Consolidated Balance Sheets

	December 31, 2018	December 31, 2017
Assets		
Current assets:		
Cash and cash equivalents	**$ 4,569**	$ 19
Prepaid expenses	**-**	1,000
Total current assets	**4,569**	1,019
Fixed Assets		
Computer and software	**16,042**	-
Office furniture	**14,871**	-
Poker Tables and Accessories	**38,880**	-
Leasehold improvements	**589,532**	-
Accumulated Depreciation	**(22,334)**	-
Net fixed assets	**636,991**	-
Deferred tax asset *(note 2)*	**-**	-
Total assets	**$ 641,560**	$ 1,019
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accrued interest	**36,643**	-
Short-term advances *(note 3)*	**92,056**	1,415
Current portion of notes payables *(note 4)*	**174,000**	-
Total current liabilities	**302,699**	1,415
Deferred Rent	**36,522**	-
Promissory notes due on demand *(note 4)*	**382,200**	
Convertible debentures *(note 5)*	**7,478**	
Long term notes payables *(note 6)*	**17,200**	-
Total liabilities	**746,099**	1,415
Stockholders' deficit:		
Preferred stock, $0.001 par value, 1,000,000 shares authorized 0 shares issued and outstanding,	**-**	-
Common Stock, $0.001 par value, 100,000,000 shares authorized, 3,972,322 shares issued and outstanding *(note 7)*	**4,038**	1,500
Paid-in Capital	**552,480**	-
Retained deficit	**(661,057)**	(1,896)
Total Stockholders' deficit	**(104,539)**	(396)
Total liabilities and stockholders' deficit	**$ 641,560**	$ 1,019

See Independent Accountant's Review Report.

Freerolls Entertainment, Inc.

Consolidated Statements of Operations

	December 31, 2018	December 31, 2017
Revenue	**$ 65,185**	$ -
Expenses:		
Advertising and marketing	**141,857**	50
Bank charges	**1,072**	46
Consulting services	**28,416**	1,480
Depreciation expense	**22,334**	-
IT expenses	**5,873**	-
Insurance	**2,565**	-
License and taxes	**8,353**	-
Office expenses	**13,376**	320
Rent	**60,714**	-
Security	**3,000**	-
Telephone expense	**1,051**	-
Travel and meals	**14,562**	-
Utilities	**2,069**	-
Total operating expenses	**305,242**	1,896
Operating Loss	**(240,057)**	(1,896)
Other income / (expense)		
Discontinued Operations *(note 8)*	**(382,461)**	-
Interest expense	**(36,643)**	-
Total other income	**(419,104)**	**-**
Net loss	**$ (659,161)**	$ (1,896)

See Independent Accountant's Review Report.

Freerolls Entertainment, Inc.

Consolidated Statements of Changes in Stockholders' Deficit

	Common stock par value $.001	Paid-in Capital	Retained Deficit	Total
Balance at December 31, 2016	**$ -**	**$ -**	**$ -**	**$ -**
Plus: Stockholders' Contributions	1,500	-	-	1,500
Less: Net Loss	-	-	(1,896)	(1,896)
Balance at December 31, 2017	**$ 1,500**	**$ -**	**$ (1,896)**	**$ (396)**
Plus: Stockholders' Contributions	2,538	552,480	-	555,018
Less: Net Loss	-	-	(659,161)	(659,161)
Balance at December 31, 2018	**$ 4,038**	**$ 552,480**	**$ (661,057)**	**$ (104,539)**

See Independent Accountant's Review Report.

Freerolls Entertainment, Inc.

Consolidated Statements of Cash Flows

	December 31, 2018	December 31, 2017
Operating activities		
Net Loss	**$ (659,161)**	$ (1,896)
Add: depreciation expense	**22,334**	-
(Increase) decrease in prepaid expenses	**1,000**	(1,000)
Increase (decrease) in interest payable	**36,643**	-
Increase (decrease) in short-term advances	**90,641**	1,415
Net cash used by operating activities	**(508,543)**	(1,481)
Investing activities		
Property and equipment	**(67,785)**	-
Net cash used in investing activities	**(67,785)**	-
Financing activities		
Proceeds from notes payables	**580,878**	1,500
Net cash provided by financing activities	**580,878**	1,500
Net increase in cash and cash equivalents *(note 1)*	**4,550**	19
Cash and cash equivalents at beginning of year	**19**	-
Cash and cash equivalents at end of year	**$ 4,569**	$ 19

See Independent Accountant's Review Report.

Freerolls Entertainment, Inc.
Notes to Consolidated Financial Statements
December 31, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Freerolls Entertainment, Inc., (the Company), a UTAH Corporation, is a development stage Texas based corporation that began its operation in September 18, 2017 and is focused on exposing its members to a 100% legal and free live poker playing experience. The Company's business model seeks to revolutionize the way private clubs offer live poker to their membership base in the state of Texas by being the first private club to offer the live poker playing experience to its members at no cost beyond membership fees. It is important to note that illegal gambling exists in the state of Texas such as casinos, slot rooms and live poker games conducted in non-private establishments. There is a provision in the law that allows private clubs to host poker games as long as certain rules apply. One of those rules is that the establishment cannot make any money from game play. To stay legal and make money, Freerolls Poker clubs does not charge anything for a person to sit at the poker table, because all of the tables are advertiser sponsored. Accordingly, poker players are required to watch a 30-second advertisement showing on a small screen embedded into the table and respond to the ad with the push of a button. Other sources of revenue are annual membership fees of $10 per patron, security access fees of $15 per hour, cigar, food and alcoholic and non-alcoholic beverage sales and rental of the facility.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

See Independent Accountant's Review Report.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Deferred Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end.

The Company follows the guidance promulgated by Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes, which creates a single model to address uncertainty in income tax positions and prescribes the minimum recognition threshold a taxation is required to meet before recognized in the financial statements. The Company will file a separate federal income tax return in the United States and state tax returns where applicable.

3. Short-term advances

Since the inception of the Company, we have relied on cash advances from certain investors to fund our operations. These advances generally have no specified repayment terms and no stated rate of interest. All advances are considered by us to be due on demand until such time as the advances are converted into notes payable, exchanged for the issuance of shares of our common stock, or arrangements are made for other formal repayment terms. At December 31, 2018, the Company's short-term advances were $92,056.

4. Short-term Loans Payable

Short-term non-bank note payables at December 31, 2018, are comprised of the following:

	December 31, 2018	December 31, 2017
Due on demand promissory note, bearing interest at 6%	**25,000**	-
Due on demand promissory note, bearing interest at 20%	**10,000**	-
Due on demand promissory note, bearing interest at 10%	**230,000**	-
Due on demand promissory note, bearing interest at 10%	**7,200**	-
Due on demand promissory note, bearing interest at 5%	**70,000**	-
Due on demand promissory note, bearing interest at 10%	**30,000**	-
Promissory note – bearing interest at 14%, maturing, February 15, 2019 *	**10,000**	-
Total obligations due on demand	**382,200**	-
Promissory note – bearing interest at 8%**	**150,000**	-
Plus: current portion of long-term obligations	**24,000**	-
Current portion of notes payables	**174,000**	-
Total short-term obligations	**$ 556,200**	$ -

*As of the report date of October 5, 2019, note is at default

See Independent Accountant's Review Report.

** The terms of the notes are as follow:

Beginning November 15, 2018 and continuing on the 15th of every month thereafter until FreeRolls Poker Club Katy has paid a total of $160,000.00 to Investor, FreeRolls Poker Club Katy shall pay to Investor a preferred return equal to the GREATER OF (i) $10,000.00 and (ii) 40% of the preceding month's net proceeds at FreeRolls Poker Club Katy located at 24025 Katy Freeway, Ste. M, and such calculation shall be made and paid out before any distributions or other payments are made to any other owners or interest-holders of FreeRolls Poker Club Katy.

Investor shall hereby own a 20% interest in Free Rolls Poker Club Katy and, after $160,000.00 is paid to Investor, Investor shall receive a distribution of 20% of the preceding month's net proceeds at FreeRolls Poker Club Katy. It is agreed that Investor (and its successors and assigns) shall be a passive investor and shall have no liability whatsoever for any debts, torts, claims or other liabilities of FreeRolls Entertainment, Inc., a Utah corporation ("FreeRolls Entertainment, Inc."), Free Rolls Poked Club Katy, or any other poker club owned by FreeRolls Entertainment, Inc. or affiliated therewith.

Investor shall further have a 5% ownership interest (without making any further capital contribution or taking any further action of any kind) of any additional poker club owned by Freerolls Entertainment, Inc. or its successors or assigns. Trent Daniel and Joanne Melton represent and warrant that they will not open any poker clubs other than poker clubs owned by Freerolls Entertainment, Inc., as the parties acknowledge that doing so would be inconsistent with the purpose of this Letter Agreement, which, among the other terms provided herein, is to provide to Investor a 5% share of all poker clubs affiliated with or controlled, in whole or in part, by Trent Daniel and/or Joanne Melton and/or Freerolls Entertainment, Inc. In addition, interest shall accrue at 8% per annum.

5. Convertible Debentures

Convertible debentures at 14%, maturing March 31, 2019. The Holder of this Debenture will have the right, at the Holder's option, to convert all or any portion of the Principal Amount hereof and any accrued but unpaid interest thereon into shares of common stock, par value $0.001 per share, of the Company ("Common Stock"). The Conversion Price of the Common Stock into which the Principal Amount, or the then outstanding interest due thereon, of this Debenture is convertible is $1.00 per share.

See Independent Accountant's Review Report.

6. Long-term Loans Payable

Long-term Loans Payable at December 31, 2018, is comprised of the following:

	December 31, 2018	December 31, 2017
Amortizing term loan, payable monthly, bearing interest at 0%, maturing February 26, 2020	**26,200**	-
Promissory note to an investor, bearing interest at 180%, perpetual	**15,000**	-
Total obligations	**41,200**	-
Less current portion of long-term obligations	**24,000**	-
Total long-term obligations	**$ 17,200**	$ -

7. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow, each share of Common Stock is entitled to one vote.

8. Discontinued Operations

During 2018, the Company opened up a poker club in Texas and spent considerable amount in leasehold improvements. The landlord did not keep their end of the contractual obligations and so the company had to close the business and started new club at new premises. Following is detail of discontinued operations:

Leasehold improvements	$ 217,743
Sales	(20,699)
Marketing	42,654
Rent	71,859
Consulting fees	13,584
Other operating expenses	57,320
	$ 382,461

See Independent Accountant's Review Report.

9. Commitments and Contingencies

Company has a lease agreement for facility. A summary of the lease commitments under non-cancelable operating lease at December 31, 2018, is as follows:

Year ending December 31:	
2019	$ 211,442
2020	230,664
2021	230,664
2022	230,664
2023	192,220
	$ 1,095,654

In addition, company will pay their share (25%) of operating expenses of the common area, which are currently estimated to be 6,007 per month.

On October 24, 2018, the company has entered into revenue sharing agreement with an individual investor, in exchange for 80,000 received. The agreement calls for 40,000 shares of common stock at $2.00 per share and 3.5% interest in gross revenue from all sources of the Company.

On December 24, 2018, the Company has entered into revenue sharing agreement with an individual investor, in exchange for $65,000 received. The Investor is entitled to receive 7% of the gross revenues from all sources. Under this Agreement, borrower grants lender a security interest in all of its business and personal property, now existing or hereafter arising, including all accounts, inventory, equipment, general intangibles, financial assets, investment property, securities, deposit accounts, and the proceeds thereof.

See Independent Accountant's Review Report.

Freerolls Entertainment, Inc.
Notes to Consolidated Financial Statements (continued)
December 31, 2018

10. Subsequent Events

Management has evaluated subsequent events through October 5, 2019, the date on which the financial statements were available to be issued.

Company has taken additional two notes as follow:

		2010
Promissory note to an investor, bearing interest at 9.0% maturing March 15,2021	$	26,000
Promissory note to an investor, bearing interest at 8.0% maturing November 17, 2019		10,000

On May 16, 2019, R.L. Management Services-contractor has filed a claim against the Company for non-payment of an invoice of $32,332, plus prejudgment interest, cost of suit and reasonable attorney's fees. The claim has already been proven false in the Court and final verdict - in favor of the company is expected by the end of October 2019.

11. Going Concern

At current, the play of poker in the State of Texas us legal as long as certain rules are followed. An ongoing concern for the company is that the Texas State Legislature could pass new laws that will limit or eliminate companies that operate under our business model. While the company did consult with law enforcement officers who provided us with detailed information of how to operate a poker club in the State legally, the laws are subject to change.

See Independent Accountant's Review Report.